Elevate.Money

The countdown begins!

07 : 19 : 48
hours minutes seconds

Our Community Round is going live on Wefunder.com tomorrow. This means there is **only one day left** for you to take advantage of your private invite and **lock in the 25% valuation discount** before it's shared with the public.

We're so grateful and appreciative of your support. In just one week, **we've already received $268,000 in reservations from our own Elevate Money community!**

Invest in Elevate Money on Wefunder

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.



Elevate.Money
ONLY ONE DAY LEFT
PRIVATE INVITE ENDS TOMORROW
Visit our WEFUNDER page to make an early bird reservation to join our community funding round and get in at a 25% valuation discount!
https://wefunder.com/elevatemoney

There is **less than half of the discounted shares left** before our Early Bird fills up. Once this allotment is filled, **there won't be another chance to get this deal**!

We hope you will join us in this round and become part of the Elevate Money team.

Harold, Alex, Sach
The Founders of Elevate Money

P.S. Here's a video presentation on the opportunity to invest in Elevate Money.

*Disclaimer: Elevate Money is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."